
October 27, 2022

Eric Lefkofsky
Chief Executive Officer
Tempus Labs, Inc.
600 West Chicago Avenue, Suite 510
Chicago, Illinois 60654

   Re: Tempus Labs, Inc.
    Amendment No. 4 to Draft Registration Statement on Form S-1
    Submitted October 19, 2022
    CIK No. 0001717115

Dear Eric Lefkofsky:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe this comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

Consolidated Financial Statements
9. Stock-Based Compensation, page F-29

1. We note your response to prior comment 5. Please provide us with a breakdown of the details of all stock-based compensation awards granted since August 1, 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Courtney Tygesson